Exhibit 99.4

PERDIGAO S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

                            EXPORTS CONTINUE TO BOOST
                            PERFORMANCE AT PERDIGAO

                            Profits for YTD grow 310%

         PERDIGAO posted a YTD growth of 49.4% in export revenues amounting to R$ 2.006 billion. This value represents approximately 57% of total company net sales of R$ 3.5 billion, a year on year increase of 28.6%. Export performance made an important contribution to YTD net income of R$ 211.3 million in the first nine months, equivalent to an increase of 310.6% compared to the same period in 2003.

         Third quarter export volume and sales registered a year on year increase of 14.8% and 31% respectively. Lower growth compared with the preceding quarter was due to weaker demand in some markets and an increase in the costs of important raw materials. The appreciation of the Real against the US dollar during the period also squeezed margins in terms of prices relative to average costs.

         The Company is forecasting a growth of 20% in export volume of meats for 2004 as a whole in the light of the third quarter increase of nearly 15% and the excellent first semester performance, says Perdigao's CFO, Wang Wei Chang.

         Third quarter sales volume of elaborated/processed products to the domestic market was up by 5% and by 11.6% in sales revenue. Sales to the Brazilian market in the quarter amounted to R$ 677.2 million, 12% more than reported for the same quarter in 2003. "We are expecting fourth quarter growth in domestic sales of about 5% thanks to the year-end holidays when demand for special poultry and the Seasonal Greetings Line increases", Chang affirms. Domestic sales for the first nine months totaled R$ 2 billion, a growth of 12.1%.

         The increase in the principal raw material costs (industrial meats) and labor in the quarter, resulted in selling costs 23% higher. This impacted cash generation with EBITDA totaling R$ 113.6 million, 4.2% down on the same period for the preceding year. For the YTD, EBITDA totaled R$ 438.6 million, a year on year increase of 107%.

         Gross profit for the quarter grew 12%, amounting to R$ 310.9 million, equivalent to a gross margin of 25.6%. Net income was R$ 40.3 million, 5.4 % more than the previous year and representing a margin of 3.3% against 3.8%.

         Third quarter capital expenditures amounted to R$ 26.4 million, a growth of 36% compared to the third quarter last year. Investments were made in expanding capacity at the Rio Verde unit (GO), increased turkey slaughtering capacity at the Carambei (PR) facility, new production lines - including special cuts for export - , and adaptation of infrastructure. During the year, capital expenditures were R$ 59.6 million, 11.8% up and representing 66.2% of the amount budgeted for fixed capital investments for the year as a whole.

         In August, PERDIGAO announced the construction of a new industrial unit in Mineiros(GO), for poultry slaughtering and processing (turkey and Chester(R)), involving an estimated investment of R$ 165 million between 2005 and 2007. Installed processing capacity is planned to reach 81,000 tons/year by December 2008.


                            THIRD QUARTER HIGHLIGHTS
                            ------------------------

                                                                            R$ MILLION
                                                             ----------------------------------------
                                  3rd Quarter/04             3rd Quarter/03               % Variation
                                  --------------             --------------               -----------
Gross Sales                          1,378.3                     1,138.8                       21
Domestic Market                       677.2                       604.1                       12.1
Exports                               701.2                       534.7                       31.1
Net Sales                            1,212.3                     1,010.2                       20
Gross Profit                          310.9                       277.6                        12
EBIT                                   87.8                       94.6                       (7.2)
Net Income                             40.3                       38.2                        5.4
EBITDA                                113.6                       118.6                      (4.2)

                                     EXPORTS

         Third quarter sales to the Company's leading overseas markets experienced variations in sales compared to the same quarter in 2003. The Middle East recorded a 6.3% decline because of lower priced inventory built up in the second quarter and the seasonal dip in demand during the summer months. Sales to the Far East market grew by 28.9% although volumes and average prices fell in relation to the second quarter. European sales were up by 21.5%, in spite of the fall in prices of processed products.

         Processed pork products for the Eurasian, Hong Kong and Singapore markets continued to report significant growth with an increase of 40.8% by volume and 93.4% in sales, and for the YTD, by 39.3% and 87% respectively.

         Avian influenza continues to afflict Asia, making it difficult for producers in the region to reenter the export market. However, as already forecast, prices slipped in the third quarter due to flat demand and the substitution of poultry meat for other protein sources in the principal importing countries. In addition, the 3.9% appreciation of the Real against the US dollar in relation to the second quarter resulted in lower export revenues in local currency terms.

         Average prices climbed approximately 15% compared with the same quarter in 2003, but fell 7.6% in 3Q04 compared to 2Q04. Average costs were 24.5% higher compared with the third quarter 2003. YTD average prices rose 24.3% against 12% for costs.



                                 DOMESTIC MARKET

         Elaborated/processed products increased YTD by 8.3% in volume and 13% in sales. Third quarter growth in higher value-added items reflects PERDIGAO's priority of improving the domestic market product mix. However, demand remains concentrated on the lower-priced products, a continued indication of limited disposable income.

         Average prices during the quarter were 7.4% higher, thanks to the improvement in the average prices of in-natura pork meats and the increased share of higher value-added products. Average costs were up 2.7% for the quarter but 1.9% lower for YTD.

         The company's market share for ready-made dishes recorded an increase of 1.8 percentage points for the August-September bi-monthly period compared to the same period in 2003, reaching 39.6% according to Instituto Nielsen data. PERDIGAO has a 33.9% share of the market in frozen meats and 25% in industrialized meats for the bi-monthly periods August to September and July to August, respectively.

                                  STOCK MARKET

         In the capital markets, PERDIGAO outperformed both the Bovespa and Dow Jones indexes. During the quarter, the company's shares appreciated by 52.3% and its ADRs by 65.1%. Trading volume for the quarter was up by 12.9% and 206.8% in ADRs traded. The YTD average daily volume was US$ 1.6 million.

Sao Paulo, November 12, 2004.



All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change